SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2006

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

                Commission File No. 1-258

A.            Full title of the plan and address of the plan if different from that of the issuer named below:

                Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Continental Materials Corporation

                200 S. Wacker Drive, Suite 4000

                Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole.  The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic 2006 financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Continental Materials Corporation

Employees Profit Sharing Retirement Plan:

We have audited, before the effects retrospectively applying to the change in accounting discussed in Note 2 to the consolidated financial statements, the accompanying statement of net assets available for benefits of Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2005 (the 2005 statement of net assets available for benefits before the effects of the adjustments discussed in Note 2 to the consolidated financial statements are not presented herein). This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement, before the effects of retrospectively applying the change in accounting discussed in Note 2 to the consolidated financial statements, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the effects of the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) discussed in Note 2 to the consolidated financial statements and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Deloitte & Touche LLP

July 12, 2006

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments at fair value (Notes 2, 3, and 4)	$32,606,255	$28,453,322
Loans to participants	1,847,579	1,862,922
Total investments	34,453,834	30,316,244

Receivables:
Employer contributions	1,151,732	1,228,801
Employee contributions	110,375	222,572
Total receivables	1,262,107	1,451,373

Total assets	35,715,941	31,767,617

LIABILITIES
Administrative expenses	(2,500)	(1,250)
Total liabilities	(2,500)	(1,250)

Net assets reflecting all investments at fair value	35,713,441	31,766,367

NET ASSETS AVAILABLE FOR BENEFITS	$35,713,441	$31,766,367

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION
EMPLOYEES PROFIT SHARING RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest and dividend income	$1,782,246
Net appreciation in fair value of investments	1,576,600
Total investment income	3,358,846
Contributions:
Employer	1,934,687
Employee	1,693,523
3,628,210

Total additions	6,987,056

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,024,704
Administrative expenses	15,278
Total deductions	3,039,982

NET INCREASE	3,947,074

Net assets available for benefits - beginning of year	31,766,367

Net assets available for benefits - end of year	$35,713,441

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer.  Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50%, or greater than 15% for those designated as highly compensated.  Employee contributions are fully matched by the employer up to 3%.  In addition, annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested and is nonforfeitable.

Payment of Benefits:  A participant is eligible to receive a lump-sum distribution upon his/her death, retirement, termination of service, or permanent disability.  Participants may also be eligible for benefit payments if they qualify for hardship or in-service distributions, as defined in the Plan.

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Loans:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment of the loan generally cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed 15 years.  The interest paid on loans is transferred to the investment fund(s) from which the loan principal originated.  No more than two loans may be outstanding at one time.

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees, and then used to reduce the annual Employer contribution.  If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.  As of December 31, 2006 and 2005, the forfeiture account totaled $71,620, and $43,342, respectively.  Forfeitures during 2006 were $71,003.

Administrative Expenses:  Investment management, custodial, and record keeping expenses of the Plan are paid from the assets of the Plan.  Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation:  The Plan values investments at fair value.  Investments in mutual funds and common stocks are stated at the quoted market price on the last business day of the year.  The fair value of the Plan’s interest in the Stable Value Fund is based upon the net asset values of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

Participant loans are valued at the outstanding loan balances.

Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Realized and Unrealized Gains and Losses:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits:  Benefit payments to participants are recorded upon distribution.  There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Adoption of New Accounting Standard:  The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006.  Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of the Stable Value Fund in which the Plan holds an interest are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits.  The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005.  The net appreciation reported in the statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit-responsive contracts held indirectly by the Plan.

Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value.  Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to any or all of 12 investment options which consist of ten mutual funds, one Stable Value Fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  There are also three premixed allocations that may be chosen.  These are designed as income-oriented, income-and growth-oriented, and growth-oriented portfolios.  Participants may change their investment elections at any time.

NOTE 4 - INVESTMENTS

The fair value of investments held at December 31, 2006 and 2005, which represent 5% or more of total net assets available for benefits, are as follows:

	2006	2005
New York Life Insurance Stable Value Fund Anchor Account I	$4,845,609	$4,538,764
PIMCO Total Return Fund	3,509,143	3,121,722
MainStay S&P 500 Index Fund	4,583,135	3,818,484
MainStay All Cap Value Fund	2,238,889	1,604,145
Franklin Small Mid-Cap Growth Fund	3,129,549	2,996,408
Continental Materials Corporation Common Stock		1,793,310
Janus Twenty Fund		1,716,952
Templeton Foreign Fund	3,332,366	2,525,194
MainStay MAP Fund I	2,381,987	2,028,756
Templeton Developing Markets Trust Fund	3,418,858	2,576,465

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value by $1,576,600 as follows:

Mutual funds	$1,721,634
Company stock	(145,034)
$1,576,600

NOTE 5 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the trustee of the Plan.

NOTE 6 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated June 30, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  These options consist of a combination of investment securities including a pooled separate account, mutual funds, and Continental Materials Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 8 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds or a pooled separate account managed by New York Life Investment Management (“NYLIM”) or New York Life Insurance Company (“NYLIC”).  As New York Life Trust Company is the trustee of the Plan and NYLIM and NYLIC are affiliated with the trustee, these transactions qualify as party-in-interest transactions.  As of December 31, 2006 and 2005, the Plan held 54,128 and 55,376 shares of common stock of Continental Materials Corporation, valued at $1,433,851 and $1,611,442, respectively.  As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.  Administrative fees paid to New York Life Trust Company totaled $15,278 for the year ended December 31, 2006.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The difference between net assets available for benefits per the financial statements and the Form 5500 at December 31, 2006 is $3,721.  The difference between the net increase in net assets available per the financial statements and the Form 5500 for the year ended December 31, 2006 is $3,721.  These differences relate to the value of participant loans.  The Form 5500 does not include defaulted loans.

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2006

Name of plan sponsor:                                          Continental Materials Corporation

Employer identification:                                                            36-2274391

Three-digit plan number:                                                                 002

Participant Contributions of the Current Plan Year Not Deposited
Into the Plan Within the Time Period Described in 29 CFR 2510.3-102`	$3,220
Plus: Delinquent Deposits of Prior Year Participant Contributions
Not Corrected Prior to the Current Plan Year	107
Total Delinquent Participant Contributions (line 4a of Schedule H)	3,327
Less: Amount fully corrected under the DOL’s Voluntary Fiduciary
Correction Program (VFC Program) and PTE 2002-51	—
Delinquent Deposits of Participant Contributions Constituting
Nonexempt Prohibited Transactions	$3,327	(1)

(1)  Of this amount, $ 3,327 has been fully corrected outside of the VFC Program.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i, FORM 5500 — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of plan sponsor:                                          Continental Materials Corporation

Employer identification:                                                            36-2274391

Three-digit plan number:                                                                 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	(d) Cost	(e) Current Value
		Pooled Separate Account
*	New York Life Insurance Co.	Stable Value Fund (Anchor Account I)	#	$4,845,609

		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	4,583,135

		MainStay All Cap Value Fund	#	2,238,889

		MainStay Map Fund I	#	2,381,987

	PIMCO	Total Return Fund	#	3,509,143

	Franklin	Small Mid-Cap Growth Fund	#	3,129,549

	Janus	Twenty Fund	#	1,635,883

	Templeton	Developing Markets Trust Fund	#	3,418,858

	Templeton	Foreign Fund	#	3,332,366

	Oppenheimer	Capital Appreciation Fund	#	297,198

	Wells Fargo	Small Cap Value Fund	#	1,641,653

		Other investments
*	Continental Materials Corp	Common Stock	#	1,433,851

*	New York Life Investment Mgmt	MainStay Cash Reserves Fund	#	158,134

*	Plan participants	Participant loans, interest rates at 5% to 10 ½% with ranging maturities until July 2014	#	1,847,579

				$34,453,834

*  Party-in-interest

# Participant directed investments, cost not required